SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on July 7, 2022, related to an offer in Argentina.

BUENOS AIRES, ARGENTINA – July 7, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), reports the results of the offer to exchange all of its USD 113,158,632 aggregate principal amount of outstanding 6.50% Series No. 23 Notes due 2023 for 8.00% Series No. 38 Notes due 2026 to be issued.

Expiration Date Results

USD 98,422,999 of the Existing Notes were validly tendered, which represents 86.98% of the USD 113,158,632 principal amount of Series XXIII Notes.

- Option A: 43.4% of the notes were tendered under Option A. Per USD 1,000 tendered, the eligible holder will receive USD 691.3 in cash and the difference in Series XXXVIII Notes.
- Option B: 56.6% of the notes were tendered under Option B. Per USD 1,000 tendered, the eligible holder will receive USD 1,030 of Series XXXVIII Notes.

SERIES XXXVIII NOTES:

- Amount to be Issued: USD 70,567,356
- Currency: US Dollar
- Interest Rate: 8.0% nominal annual.
- Issuance and Settlement Date: July 8, 2022.
- Interest payments: Semiannual starting on January 3, 2022.
- Principal maturity: Bullet on March 3, 2026.
- Payment adress: Account of Caja de Valores in New York, USA.

Additionally, interest accrued from the last interest payment date of the Existing Negotiable Obligations until the Issue and Settlement Date corresponding to the Existing Notes presented for the Exchange will be paid for an amount of USD 2,488,888.44 at Caja de Valores in Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 7, 2022